File No. ______________



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                                FIDELITY TRUST II

                        (Name of foreign utility company)


                                FIDELITY TRUST II

                            (Name of filing company)


ITEM 1
------

         Foreign utility status is claimed by Fidelity Trust II, a Delaware business trust to be established on or before December 31, 2000 pursuant to a trust agreement (the "Trust Agreement") between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as a trustee (the "Trustee"), and First Fidelity International Bank, an Edge Act corporation.

         Fidelity Trust II is to be the lessee (pursuant to a head lease) and lessor (pursuant to a lease) of electricity transmission and distribution assets located in the Province of Upper Austria, Austria (such assets, collectively, the "System"). The System is located in the service area of Energie Oberosterreich AG ("Energie AG"), in the sub-system territory of Ost and is comprised of: 10 / 30 kV high voltage (HV) substations, 110/30/10


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kV HV substations and a 110 kV HV switchyard. The foregoing HV substations and switchyard are interconnected by approximately 89 km of 110 kV HV overhead lines. These HV lines also provide connections to a non-Energie AG owned 110 kV HV industrial substation that supplies power to an Energie AG large-scale commercial customer. The remainder of the Energie AG HV substations are the initiation points for the associated 30kV and 10 kV medium voltage (MV) networks; the HV substations are interconnected to the MV substations via the HV/MV transformers at the HV substations and the MV overhead or underground cable network. The MV substations, in turn, supply the associated 0.4 kV (nominal) low voltage (LV) network via the MV/LV transformers at the MV substations and the LV overhead or underground cable network. The LV cable network supplies power to the Energie AG residential/small scale commercial customers at 230V and/or 400V (nominal) via three phase, LV customer connections.

              The business address of First Fidelity Trust II is:

              c/o Wilmington Trust Company
              Rodney Square North
              1100 North Market Street
              Wilmington, DE 19890-0001
              Attention: Corporate Trust Department

ITEM 2
------

              Not applicable.

EXHIBIT A
---------

              Not applicable.



                                By:   /s/ James P. Lawler
                                   ---------------------------------------
                                   James P. Lawler, Vice President
                                   Wilmington Trust Company, as Trustee of
                                   First Fidelity Trust II

Date:  December 12, 2000




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